Exhibit 99.127

Management discussion and analysis of Liminal BioSciences Inc. (formerly Prometic Life Sciences Inc.)

For the quarter and the nine months ended September 30, 2019

Management Discussion & Analysis

for the quarter and the nine months ended September 30, 2019

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader to better understand Liminal BioSciences Inc.’s (“Liminal” or the “Company”) operations, financial performance and results of operations, as well as the present and future business environment. This MD&A has been prepared as of November 11, 2019 and should be read in conjunction with Liminal condensed interim consolidated financial statements for the quarter and the nine months ended September 30, 2019. Additional information related to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com. All amounts are in thousands of Canadian dollars, except where otherwise noted.

FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis of the results of operations and the financial condition may contain forward-looking statements about Liminal’s objectives, strategies, financial condition, future performance, results of operations and businesses as of the date of this MD&A.

These statements are “forward-looking” because they represent Liminal expectations, intentions, plans and beliefs about the markets the Company operates in and on various estimates and assumptions based on information available to its management at the time these statements are made. Without limiting the generality of the foregoing, words such as “may”, “will”, “expect”, “believe”, “anticipate”, “intend”, “could”, “would”, “estimate”, “continue”, “plan” or “pursue”, or the negative of these terms, other variations thereof or comparable terminology, are intended to identify forward-looking statements although not all forward-looking information contains these terms and phrases. Forward-looking information is provided for the purposes of assisting the reader in understanding the Company and its business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes.

Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Such risks and assumptions include, but are not limited to, Liminal’s ability to successfully pursue, and secure sufficient funds and resources to pursue, Research and Development (“R&D”) projects to develop, successfully complete clinical studies in a timely manner, secure regulatory approval, manufacture, commercialize value-added pharmaceutical products, and our ability to take advantage of business opportunities in the pharmaceutical industry; reliance on key personnel, collaborative partners and third parties, our patents and proprietary technology, our ability to access capital, the use of certain hazardous materials, the availability and sources of raw materials, currency fluctuations, the value of our intangible assets, negative operating cash flows, legal proceedings, uncertainties related to the regulatory process, general changes in economic conditions and other risks related to Liminal’s industry. More detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations can be found in the Annual Information Form under the heading “Risks and Uncertainties Related to Liminal’s Business”.

Although Liminal has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Therefore, there can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader should not place undue reliance on forward-looking statements.

As a result, Liminal cannot guarantee that any forward-looking statement will materialize. Liminal assumes no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

Liminal (TSX symbol: LMNL & OTCQX symbol: PFSCF) is a clinical-stage biotechnology company focused on the discovery and development of innovative medicines against novel biologic targets for diseases in patients with serious unmet needs. The Company’s primary research focus has been based on our understanding of several orphan G protein-coupled receptors (GPR’s) known as free fatty acid receptors (FFAR’s). FFAR’s are being evaluated as novel therapeutic targets for a variety of inflammatory, fibrotic and metabolic diseases in an emerging field known as immuno-metabolism. The Company is specifically focused on liver, respiratory and renal therapeutic areas, primarily in rare or orphan diseases.

Our lead small molecule, PBI-4050, is preparing to enter pivotal Phase 3 clinical studies for the treatment of Alström Syndrome, an ultrarare genetic condition of systemic fibrosis. The Company has also explored PBI-4050 in a number of other inflammatory, fibrotic and metabolic conditions in non-clinical and clinical studies. Our second small molecule drug candidate, PBI-4547 is in a Phase 1 clinical study. The study has been suspended while the pharmacokinetic (“PK”) data for the first three cohorts is obtained and reviewed. No safety issues or severe adverse effects observed.

The Company also has a late stage plasma-derived therapeutic candidate, Ryplazim™ (plasminogen) (“Ryplazim™”), which leverages Liminal’s experience in bioseparation technologies used to isolate and purify biopharmaceuticals from human plasma. The Company’s primary goal with respect to this business is to address unmet medical needs with therapeutic proteins not currently commercially available, such as Ryplazim™. Liminal is currently preparing to submit an amendment to its Biologic License Application (“BLA”) with the United States (“U.S.”) Food and Drug Administration (“FDA”) seeking approval to market Ryplazim™ to treat congenital plasminogen deficiency (”PLGD”).

BUSINESS UPDATE

Financing

On November 4, 2019, Liminal announced the sale of 100% of their interest in Prometic Bioseparations Ltd (“PBL”) to a syndicate of private investors, KKR & Co. Inc. under which Liminal will be entitled to receive up to GBP 45 million with up to GBP 32 million payable at closing of the transaction subject to closing adjustments, expected in the fourth quarter of 2019. Liminal will also be entitled to receive up to GBP 13 million in deferred payments based on the achievement of future annual PBL revenue thresholds.

The divestment was a result of Liminal’s engagement of Lazard Frères & Co LLC. (“Lazard”), a global financial advisory and asset management firm, to review and execute two key strategic transactions for Liminal, one of which was to secure a commercial partnership for Ryplazim™ and the other was to effect the trade sale of some of Liminal’s non-core assets, including PBL.

Initial cash proceeds resulting from this transaction will serve to further strengthen the Company’s financial position and to fund the execution of its business plan through the undertaking of R&D in pursuit of advancing its small molecule drug discovery platform. PBL remains an important partner for the manufacture of our plasma-derived therapeutics and Liminal will continue to work together with PBL for the purpose of manufacturing activities for our lead plasma-derived therapeutic product, Ryplazim™, through a long-term supply agreement.

On November 11, 2019, the Company and SALP amended the April 23, 2019 loan agreement to include a non-revolving line of credit (“LOC”) with a limit of up to $75.0 million, bearing a stated interest of 10%, payable quarterly, and maturing on April 23, 2024. The LOC limit available to draw upon will be automatically reduced by the amounts of net proceeds generated, upon the occurrence of all or any of the following transactions; the expected sale of the bioseparations operations, a licensing transaction for its product Ryplazim™ or equity raises. The Company’s ability to draw on the LOC expires May 11, 2021.

The Company expects the availability of funds on demand from the LOC provided by our majority shareholder to allow the Company to facilitate the achievement of NASDAQ’s listing criteria and provide the Company with greater flexibility for the execution of the Company’s key priorities in order to maximize returns thereon for all of its stakeholders.

Company updates

On September 4, 2019 Liminal announced its intention to change its name from Prometic Life Sciences Inc. to Liminal BioSciences Inc. as part of a global rebrand in support of its new vision and values. A special meeting of shareholders was called on October 3rd, 2019 in Montreal, Quebec to request shareholder approval and, following support representing 87% of shareholders, the Company implemented the name change effective as of October 7, 2019.

The Toronto Stock Exchange (“TSX”) has since accepted notice of the proposed change of name and the Company’s common shares began trading under the symbol “LMNL” on the TSX on Monday, October 7th, 2019.

Therapeutic Indications

Liminal’s current operations are primarily focused on the development of small molecule therapeutics against a group of free fatty acid receptors (FFAR1 to 4) and the related receptor, GPR84. The Company’s research is focused on inflammatory, fibrotic and metabolic conditions in patients with liver, respiratory or renal disease, with an emphasis on rare or orphan diseases. The following provides more detail on each of these indications.

Fibrosis and Mechanism of Action

Following an injury, the body has the ability to repair damaged tissues. However, if an injury is chronic or recurrent in nature, healthy tissue regeneration may not be possible and will be replaced by aberrant fibrotic processes or fibrosis. Fibrosis is characterized by the excessive accumulation of extracellular matrix (“ECM”) in damaged or inflamed tissues and is a common pathological outcome of many inflammatory and metabolic diseases. Numerous clinical conditions can lead to organ fibrosis and loss of organ function; in many cases persistent inflammation leads to the aberrant fibrotic response. The production of various profibrotic cytokines and growth factors by inflammatory cells such as macrophages results in the recruitment and activation of ECM-producing myofibroblasts. There is currently a major unmet need for therapies that can effectively target the pathophysiological pathways involved in fibrosis. Notable examples of medical conditions where fibrosis is central to loss of organ function include Alström Syndrome (“ALMS”), Nonalcoholic steatohepatitis (“NASH”), Idiopathic Pulmonary Fibrosis (“IPF”) and Chronic kidney disease (“CKD”).

Liminal has demonstrated, via pre-clinical R&D activities that the “up-regulation” of receptor GPR40 concomitant with the “down-regulation” of receptor GPR84 promotes the normal healing process as opposed to promoting the fibrotic process. Liminal’s drug candidates have a dual mode-of-action as agonists (“stimulators”) of GPR40 and antagonists (“inhibitors”) of GPR84. A number of manuscripts have been submitted for publication now that the Company has filed a sufficiently broad range of patents to fully protect its portfolio of drug candidates that modulate these two receptors. The first manuscript entitled “A Newly Discovered Antifibrotic Pathway Regulated by Two Fatty Acid Receptors: GPR40 and GPR84” was published on February 16, 2018 in the American Journal of Pathology. Other peer-reviewed articles recently published include manuscripts entitled “Fatty acid receptor modulator PBI-4050 inhibits kidney fibrosis and improves glycemic control” published in the Journal of Clinical Investigation on May 17, 2018 and “PBI-4050 reduces stellate cell activation and liver fibrosis through modulation of intracellular ATP levels and LKB1-AMPK-Mtor pathway” published on August 9, 2018 in the Journal of Pharmacology and Experimental Therapeutics.

The activity of our small molecules, such as PBI-4050, has been observed in over 30 different preclinical models performed by the Company and by other institutions using PBI-4050 in their own animal models, including Vanderbilt University, University of Ottawa, Université de Montréal, McMaster University and the Montreal Heart Institute. PBI-4050 has also completed three separate open-label, non-placebo-controlled phase 2 clinical studies supporting the translation of such results into biologic activity in humans. While the small molecule therapeutics segment has several promising drug candidates, management has thus far focused its efforts on the lead drug, PBI-4050, which has been tested in approximately 250 healthy volunteers and human subjects.

PBI-4050 Regulatory Designations

PBI-4050 has been granted Orphan Drug Designation by the FDA and the European Medicines Agency (“EMA”) for the treatment of ALMS as well as for the treatment of IPF. PBI-4050 has also been granted a Promising Innovative Medicine (“PIM”) designation in the U.K. by the Medicines and Healthcare products Regulatory Agency (“MHRA”) for the treatment of IPF and ALMS. Additionally, PBI-4050 has also been granted rare pediatric disease designation by the FDA for the treatment of ALMS, which makes it potentially eligible to receive a priority review voucher (“PRV”) upon regulatory approval by the FDA.

PBI-4050 Alström Syndrome

The Company’s current focus is on the development of its lead drug, PBI-4050, for the treatment of ALMS. According to the National Organization for Rare Disorders (“NORD”), this severe fibrosis condition affects approximately 1,200 patients globally and therefore the clinical program under discussion with the regulatory agencies will be pursued by Liminal independently.

ALMS is a rare inherited autosomal recessive syndrome characterized by the onset of obesity in childhood or adolescence of type 2 diabetes, often with severe insulin resistance, dyslipidemia, hypertension and severe multi-organ fibrosis, involving the heart, liver, and kidney. The most common cause of death is heart failure with dilated cardiomyopathy due to progressive cardiac fibrosis, while fibrosis leading to liver failure is also responsible for a large number of deaths. ALMS is also characterized by a progressive loss of vision and hearing and by short stature. Liminal is currently investigating the effects of PBI-4050 in ALMS patients in an open label, Phase 2 clinical study in the U.K.

ALMS includes many of the features of metabolic syndrome, including obesity, Type 2 diabetes with insulin resistance, liver steatosis (“fatty liver”), and liver fibrosis. Non-alcoholic fatty liver disease (“NAFLD”) is the manifestation of metabolic syndrome in the liver. Due to a worldwide obesity epidemic, NAFLD now affects 20 to 30% of the global population. Only a small minority of patients with NAFLD will develop more aggressive liver diseases with inflammation and fibrosis, such as NASH, however since the number of patients with NAFLD is so large, NASH has become the most common cause of severe liver disease worldwide. In ALMS, the progression of liver steatosis to fibrosis is much more aggressive than in “typical” metabolic syndrome patients.

The on-going ALMS study is an open-label, single-arm, phase 2 clinical study being conducted at Queen Elizabeth Hospital, Birmingham, which is the specialty center for ALMS in the U.K. The patients are treated with PBI-4050 (800 mg) once daily and undergo intensive investigation to document the effects of PBI-4050 on the progressive organ fibrosis, including magnetic resonance imaging of the liver and of the heart. Each patient is evaluated against their individual results at study entry, as well as against their historical trend when available. The study initially enrolled 12 patients, eight of whom are continuing in the study. With continuing review of the study results, the Data Safety Monitoring Board (“DSMB”) and the MHRA have agreed to multiple extensions of the study. All eight subjects have now completed more than 2 years of treatment with PBI-4050. In addition to preliminary evidence of clinical efficacy observed on liver fibrosis, the analysis of interim cardiac MRI data also indicates a reduction of cardiac fibrosis. PBI-4050’s safety and tolerability profile has been observed in clinical data over this extended period without any serious drug related adverse events recorded.

The Company has met with the FDA and EMA to present the results of the study and to discuss the regulatory pathway and is now actively working with specialist ALMS centers and with ALMS patient advocacy groups in the U.S. and Europe with a plan to commence its PBI-4050 treatment of ALMS pivotal phase 3 study in 2020, following additional consultations with the FDA and EMA.

PBI-4050 Other Indications

In 2018, Liminal completed a Phase 2 clinical study of PBI-4050 in patients with IPF, as monotherapy and in combination with approved therapies.

In addition, the Company continues to explore other potential indications for PBI-4050 in future clinical studies.

Advancing analogue PBI-4547 into Clinical Development

PBI-4547 is part of a novel class compounds discovered by Liminal with primary activity against a group of GPCR’s known as free fatty acid receptors (“FFAR’s”). The target family has a dual mode of action on inflammation and fibrosis. We have observed activity in various inflammatory preclinical models with compounds targeting the class. The Company is currently evaluating multiple compounds in this class aimed at activity across several fibrotic and inflammatory conditions in respiratory, liver and kidney disease, with a primary focus on orphan conditions.

PBI-4547 is a novel, orally active small molecule that is a GPR84 antagonist, GPR40 (FFAR1)/GPR120 (FFAR4) agonist, and a partial activator of peroxisome proliferator-activated receptors (PPAR). PBI-4547 treatment significantly improved metabolic regulation of glucose and lipids, and reduced hepatic steatosis, ballooning and overall NAFLD (non-alcoholic fatty liver disease) score in high fat diet (HFD)-fed mice. Fatty acid oxidation and expression of mitochondrial uncoupling proteins were increased by PBI-4547 in the liver. Metabolomic profiling demonstrated that the metabolic dysregulation induced by HFD was abolished by PBI-4547. Preclinical studies suggest that PBI-4547 offers the potential as a novel therapy for NAFLD/NASH, metabolic syndrome and other liver diseases.

On September 9, 2019 the Company announced the first subject dosed in a Phase I clinical study of PBI-4547. The current clinical study is designed to assess the safety, tolerability and pharmacokinetics of single ascending doses of PBI-4547 in healthy subjects. A total of 40 adult participants will sequentially receive 1 of 5 doses of PBI-4547 or matching placebo, with each cohort of eight participants randomized in a 3:1 ratio to receive PBI-4547 or matching placebo. The study has been suspended while the PK data for the first three cohorts is obtained and reviewed. No safety issues or severe adverse effects observed.

Plasma-derived therapeutics

The plasma-derived therapeutics segment is achieved by leveraging our proprietary affinity ligand technology, which enables a highly efficient extraction and purification process of therapeutic proteins from human plasma.

Ryplazim™ is the first biopharmaceutical expected to be launched commercially pending the review and approval of its BLA by the FDA. Ryplazim™ has been granted Orphan Drug designation by both the FDA and the EMA for the treatment of PLGD deficiency and has also been granted Fast Track status by the FDA.

Ryplazim™ has been granted a rare pediatric disease designation by the FDA for the treatment of PLGD which also makes it eligible to potentially receive a PRV upon regulatory approval. At this time the Company is seeking to secure a commercial partnership for Ryplazim™.

FINANCIAL PERFORMANCE

Amounts in tables are expressed in thousands of Canadian dollars, except per share amounts.

On July 5, 2019, the Company performed a thousand-to-one share consolidation of the Company’s issued equity instruments including common shares, warrants, options and RSU. Any quantity relating to these instruments for 2018 and up to July 5, 2019 or any per unit price such as exercise prices, presented throughout this MD&A have been restated for the share consolidation. The weighted average number of shares outstanding used in the basic and diluted EPS have been retroactively adjusted to give effect to the share consolidation and the bonus element included in the Rights offering, as required by IAS 33, Earnings per share, and consequently the basic and diluted earnings per share presented in this MD&A have also been adjusted.

Results of operations

The consolidated statements of operations for the quarter and the nine months ended September 30, 2019 compared to the same periods in 2018 are presented in the following table.

	Quarter ended September 30,			Nine months ended September 30,
	2019	2018	Change	2019	2018	Change
Revenues	$5,291	$12,330	$(7,039)	$22,276	$36,777	$(14,501)
Expenses
Cost of sales and other production expenses	3,045	9,248	(6,203)	11,278	30,420	(19,142)
Research and development expenses	19,605	24,105	(4,500)	62,954	70,525	(7,571)
Administration, selling and marketing expenses	10,319	6,222	4,097	36,553	20,869	15,684
Loss (gain) on foreign exchange	116	(1,301)	1,417	(1,560)	768	(2,328)
Finance costs	1,906	5,927	(4,021)	12,815	15,502	(2,687)
Loss on extinguishments of liabilities	—	1,278	(1,278)	92,374	1,278	91,096
Change in fair value of financial instruments measured at fair value through profit or loss	—	—	—	(1,140)	—	(1,140)
Share of losses of an associate	—	22	(22)	—	22	(22)

Net loss before income taxes	$(29,700)	$(33,171)	$3,471	$(190,998)	$(102,607)	$(88,391)

Income tax expense (recovery):
Current	5	(3,934)	3,939	1,244	(3,935)	5,179
Deferred	2	(337)	339	2	(2,090)	2,092

	7	(4,271)	4,278	1,246	(6,025)	7,271

Net loss	$(29,707)	$(28,900)	$(807)	$(192,244)	$(96,582)	$(95,662)

Net loss attributable to:
Owners of the parent	(29,602)	(28,472)	(1,130)	(191,355)	(92,413)	(98,942)
Non-controlling interests	(105)	(428)	323	(889)	(4,169)	3,280

	$(29,707)	$(28,900)	$(807)	$(192,244)	$(96,582)	$(95,662)

Loss per share
Attributable to the owners of the parent Basic and diluted	$(1.27)	$(34.30)	$33.03	$(14.05)	$(111.74)	$97.69

Weighted average number of outstanding shares (in thousands)	23,313	830	22,483	13,619	827	12,792

Revenues

The following table provides the breakdown of total revenues by source for the quarter and the nine months ended September 30, 2019 compared to the corresponding periods in 2018:

	Quarter ended September 30,			Nine months ended September 30,
	2019	2018	Change	2019	2018	Change
Revenues from the sale of goods	$4,970	$11,822	$(6,852)	$21,117	$35,301	$(14,184)
Revenues from the rendering of services	286	445	(159)	1,057	1,024	33
Rental revenue	35	63	(28)	102	452	(350)

	$5,291	$12,330	$(7,039)	$22,276	$36,777	$(14,501)

Total revenues for the quarter and the nine months ended September 30, 2019 decreased by $7.0 million and $14.5 million compared to the corresponding periods in 2018, respectively. Revenues in 2019 and 2018 were mainly driven by sales of product. Revenues from the sale of goods is composed of different product sales which volumes may vary significantly from quarter to quarter and year to year. The margins on the individual products also vary significantly.

The decrease of $14.2 million in the revenues from the sale of goods during the nine months ended September 30, 2019 compared to the corresponding period in 2018 is mainly due to a $19.3 million reduction in sales of excess normal source plasma inventory.

In 2018, the Company found itself in a position of having inventory it did not require in the short-term as a result of the change in production forecasts due to the delay of the BLA approval for RyplazimTM and sold the excess. Since then, the Company reduced its plasma purchasing commitments and the sales of excess normal source plasma has been much lower in 2019 at $0.4 million for the nine months ended September 30, 2019 compared to $19.7 million for the same period in 2018. These sales occurred irregularly over the two years.

This decrease was partially offset by an increase in sales of specialty plasma collected at our plasma collection center by $2.5 million and in sales from our bioseparations products by $2.9 million compared to the nine months ended September 30, 2018.

The revenues from the sales of goods for the third quarter ended September 30, 2019 decreased by $6.9 million compared to the same period in 2018 principally due to the reduction in sales of excess normal source plasma by $5.6 million in addition to a reduction in bioseparations product sales.

Cost of sales and other production expenses

Cost of sales and other production expenses includes the cost of the inventory sold, as well as non-capitalizable overhead related to commercial inventory and inventory write-downs.

Cost of sales and other production expenses during the quarter and the nine months ended September 30, 2019 decreased by $6.2 million and $19.1 million compared to the corresponding periods in 2018, respectively mainly due to the varying volumes of normal source plasma sold. Margins were significantly higher during the nine months ended September 30, 2019 as sales of normal source plasma, generating low margins, represented a much lower portion of the total.

Research and development expenses

The R&D expenses for the quarter and the nine months ended September 30, 2019 compared to the same periods in 2018, broken down into its two main components, are presented in the following table:

	Quarter ended September 30,			Nine months ended September 30,
	2019	2018	Change	2019	2018	Change
Manufacturing and purchase cost of therapeutics used for R&D activities	$9,471	$10,251	$(780)	$30,452	$28,170	$2,282
Other research and development expenses	10,134	13,854	(3,720)	32,502	42,355	(9,853)

Total research and development expenses	$19,605	$24,105	$(4,500)	$62,954	$70,525	$(7,571)

R&D expenses include the cost to manufacture plasma-derived therapeutics and small molecule therapeutics for use in clinical trial studies, to supply clinical trial patients until commercially approved product is available, and for the development of our production processes for RyplazimTM in preparation of filing an amended BLA. In 2018 and 2019, there was no commercial production of plasma-derived therapeutics as the focus was on addressing comments received by the FDA following their audit at the end of 2017 and therefore, the cost of manufacturing was classified as R&D expenses.

The plasma-derived therapeutics are produced at the Laval plant and the Winnipeg contract manufacturing organization (“CMO”) while the small molecule therapeutics are manufactured by third party CMOs. The manufacturing and purchase cost of these therapeutics for the nine months ended September 30, 2019 increased by $2.3 million mainly due to the expensing of additional inventories that are expected to be used to supply clinical trial patients until commercially approved product is available and for engineering runs at the Winnipeg CMO manufacturing location, an increase in employee salaries due to an increase in headcount and an increase in share-based payments expense. These increases were partially offset by a reduction in the costs for small molecule therapeutics, as the Company did not need to purchase additional products and the lower rental costs included in R&D due to the impact of the adoption of IFRS 16 in 2019.

The manufacturing and purchase cost of therapeutics used for R&D activities decreased by $0.8 million during the quarter ended September 30, 2019 compared to the same period in 2018 mainly due to the timing of the expensing of inventories relating to the manufacturing of RyplazimTM.

The decrease of $9.9 million in other R&D during the nine months ended September 30, 2019 compared to the corresponding period in 2018 is mainly due to the reduction in spending with third parties on clinical and pre-clinical studies and the validation of analytical assays and in-process controls in the manufacturing of RyplazimTM amounting to $9.2 million. Clinical trial expenses declined as trials undertaken in previous years were completed or nearing their completion with only one new clinical trial, a phase 1 trial for PBI-4547 having started in 2019, as the Company is limiting its spending until it raises sufficient funds to commence more expensive trials. Spending on pre-clinical studies declined for the same reasons. Salaries decreased by $3.3 million due to reduction of headcount accompanied by a reduction of general operating expenses. These decreases were partially offset by the increase in share-based compensation, explained below, of $4.3 million compared to the comparative period in 2018.

The decrease of $3.7 million in other R&D expenses during the quarter ended September 30, 2019 compared to the corresponding period in 2018 is mainly due to reduction in salaries, pre-clinical and clinical studies in both the plasma-derived therapeutics and small molecule segments as well as a reduction in spending relating to the validation of analytical assays and in-process controls in the manufacturing of RyplazimTM.

Administration, selling and marketing expenses

The increase of $15.7 million in Administration, selling and marketing expenses during the nine months ended September 30, 2019 is mainly attributable to the increase in employee compensation expense of $13.4 million which includes an increase in share-based payments expense of $11.3 million, as well as legal and audit fees of $2.1 million. This was partially offset by a decrease in consultant fees relating to marketing of products. Legal and audit fees have increased as a result of the number of complex transactions incurred during 2019 and preparation for a NASDAQ filing.

The increase of $4.1 million in Administration, selling and marketing expenses during the quarter ended September 30, 2019 compared to the corresponding period in 2018 is mainly attributable to the increase in share-based payments expense of $1.6 million and to the increase in legal and audit fees of $1.6 million.

Share-based payments expense

Share-based payments expense represents the expense recorded as a result of stock options and restricted stock units (“RSU”) issued to employees and board members. This expense has been recorded as follows in the consolidated statements of operations:

	Quarter ended September 30,			Nine months ended September 30,
	2019	2018	Change	2019	2018	Change
Cost of sales and other production expenses	$7	$80	$(73)	$95	171	(76)
Research and development expenses	402	495	(93)	6,174	1,287	4,887
Administration, selling and marketing expenses	2,222	582	1,640	12,791	1,525	11,266

	$2,631	$1,157	$1,474	$19,060	2,983	16,077

Share-based payments expense increased by $1.5 million and $16.1 million during the quarter and the nine months ended September 30, 2019, compared to the corresponding periods in 2018, respectively.

During 2019, the Company made significant changes to its long-term equity incentive plan to ensure alignment with performance and building shareholder value, and attraction and retention of key employees to drive the Company’s future growth. The following important changes were made:

•

the cancellation in June and August 2019 of the outstanding options for active employees in return for the issuance of new vested options having an exercise price reflecting the share price at the time of the grant;

•	the modification of the outstanding performance-based restricted share units into time-vesting RSU; and

•

the issuance of the annual stock option grant to employees and executives. The vesting terms have been changed from those set in the recent years, especially at the executive level; a portion of the executive grants vested immediately while the overall vesting period was extended up to a period of 6 years.

Some of these changes triggered an immediate or accelerated recognition of share-based compensation expense resulting in a significant impact on the results during the quarter ended June 30, 2019. Further details of these changes and their accounting impact are provided in note 16 to the condensed interim financial statements for the quarter and the nine months ended September 30, 2019.

Finance costs

Finance costs decreased during the quarter and nine months ended September 30, 2019 by $4.0 million and $2.7 million compared to the corresponding periods in 2018, respectively. These decreases reflect the lower level of debt during 2019 following the April 23, 2019 debt restructuring discussed further, compared to the same periods of 2018.

The adoption of the new lease standard, IFRS 16, Leases (“IFRS 16”), at the beginning of 2019, under which lease liabilities are recognized in the consolidated statement of financial position for the discounted value of the future lease payments at initial adoption and with interest expense recognized over the term of each lease, is contributing to the increase of finance costs in 2019. The new standard was adopted using the modified retrospective approach and as such, the 2018 figures are not restated. Previously, the embedded interest component in each lease payment was recognized as part of the lease expense included in the various functions presented in the statement of operations such as Cost of sales and other production expenses, R&D and Administration, selling and marketing. The interest expense on the lease liabilities was $1.8 million and $5.5 million for the quarter and the nine months ended September 30, 2019, respectively and are partially offsetting the decline in interest expense from the long-term debt.

Loss on extinguishments of liabilities

Loss on extinguishments of liabilities was $nil and $92.4 million for the quarter and the nine months ended September 30, 2019, respectively principally as a result of the Company concluding a debt restructuring agreement on April 23, 2019 with its major creditor, Structured Alpha LP (“SALP”). The debt was reduced to $10.0 million plus interest due, in exchange for the issuance of 15,050,312 common shares. The difference between the adjustment to the carrying value of the loan of $141.5 million and the amount recorded for the shares issued of $228.9 million was recorded as a loss on extinguishment of a loan of $87.4 million, this amount essentially representing the immediate recognition of the accreted interest that would have otherwise been recognized as finance costs over the years until the maturity of the long-term debt. Legal fees related to the debt restructuring of $0.6 million were also recognized as part of the loss on extinguishments of liabilities.

The shares issued in relation to the debt restructuring contained trading restrictions and accordingly, the Company determined that their quoted price did not fairly represent the value of the shares issued. As such, the issued shares were recorded at fair value using a market approach under a level 2 fair value measurement of $15.21 per share, resulting in a value of the shares issued of $228,915. The fair value was based on a share issuance for cash on the same date with a non-related party.

The portion of the loan that was not settled was modified into an interest-bearing loan at 10% stated interest, payable quarterly. The modification of the terms was treated as an extinguishment of the previous loan and the reissuance of a new loan for accounting purposes. The difference between the carrying amount of the extinguished loan of $4.7 million and the fair value of the new loan of $8.5 million was recorded as a loss on debt extinguishment of $3.9 million. The new loan has a higher fair value mainly because it is an interest-bearing loan with regular interest payments while the previous loan contained implicit interest in the face value payment due upon maturity and such interest was being accreted over the life of the loan. The expense represents an immediate recognition of a portion of the unrecognized interest expense on the old loan.

As part of the cost to complete the debt restructuring, the 168,735 warrants held by SALP (Warrants #1, 2, 8 and 9) were cancelled and replaced with an equivalent number of Warrants #10 that will be exercisable at an exercise price of $15.21 per common share and expire on April 23, 2027. The increase in the fair value of the replacement warrants compared to those cancelled of $0.4 million was recorded as part of the loss on extinguishment of liabilities.

Change in fair value of financial instruments measured at fair value through profit or loss

In November 2018, the Company issued Warrants #9 to SALP as part of a financing transaction. The warrants didn’t meet the definition of an equity instrument and were treated as a derivative which was measured at recurring fair value. The change in fair value from December 31, 2018 to April 23, 2019 was a gain of $1.4 million. As part of the debt restructuring, Warrants #9 were subsequently cancelled.

Income taxes

Current income tax expense during the quarter and the nine months ended September 30, 2019, increased by $3.9 million and $5.2 million compared to the corresponding periods in 2018, respectively. The increase during the quarter and the nine months ended September 2019 is mainly explained by the fact that the Company is no longer eligible for certain R&D tax credits in the U.K. following the change in control that resulted after the debt restructuring in April 2019 and therefore no income tax recovery has been recorded during the current year. In addition, during the nine months ended September 30, 2019, the company recorded an income tax expense of $1.2 million following the utilization of previously unrecognized non-refundable Federal R&D tax credits which were recognized in reduction of R&D expenses.

Deferred income tax recovery in 2019 was almost reduced to $nil as the Company no longer recognizes deferred tax assets in regards to the losses attributed to it as a partner in NantPro Biosciences, LLC since 2019 since there is no longer a balance of deferred tax liabilities against which such deferred tax assets can be recognized.

Non-controlling interest

The non-controlling interest for the quarter and the nine months ended September 30, 2019 compared to the same periods in 2018, broken down into its two main components, are presented in the following table:

	Quarter ended September 30,			Nine months ended September 30,
	2019	2018	Change	2019	2018	Change
Consolidated statements of operations :
Prometic Bioproduction Inc.	$—	$—	$—	$—	$(926)	$926
Pathogen Removal and Diagnostic Technologies Inc.	(13)	(21)	8	(621)	(634)	13
NantPro Biosciences, LLC	(92)	(407)	315	(268)	(2,609)	2,341

Total non-controlling interests	$(105)	$(428)	$323	$(889)	$(4,169)	$3,280

The decrease in the non-controlling interests share in the losses of $3.3 million is mainly explained by the significant reduction in the activity related to IVIG in NantPro Biosciences, LLC. The company also acquired the full ownership of Prometic Bioproduction Inc. in April 2018 which explains why there is no longer any non-controlling interest recognized for this subsidiary in the consolidated statements of operations since that date.

Net loss

The net loss increased by $95.7 million during the nine months ended September 30, 2019 compared to the corresponding period of 2018. This is mainly driven by the increase of the loss on extinguishment of liabilities of $91.1 million caused by the debt restructuring that occurred during the second quarter of 2019 and the increase in the share-based payments expense of $16.1 million and was partially offset by the decrease in Other R&D expenses. The net loss increased slightly by $0.8 million during the quarter ended September 30, 2019 compared to the corresponding period of 2018, mostly explained by the reduction in finance costs and R&D expenses, mainly offset by increases in Administration, selling and marketing and the reduction in current income tax recoveries relating to the U.K. R&D tax credits.

Adjusted EBITDA analysis

The Adjusted EBITDA for the quarters and the nine months ended September 30, 2019 and 2018 are presented in the following table:

	Quarter ended September 30,			Nine months ended September 30,
	2019	2018	Change	2019	2018	Change
Net loss	$(29,707)	$(28,900)	$(807)	$(192,244)	$(96,582)	$(95,662)
Adjustments to obtain Adjusted EBITDA
Loss (gain) on foreign exchange	116	(1,301)	1,417	(1,560)	768	(2,328)
Finance costs	1,906	5,927	(4,021)	12,815	15,502	(2,687)
Loss on extinguishments of liabilities	—	1,278	(1,278)	92,374	1,278	91,096
Change in fair value of financial instruments measured at fair value through profit or loss	—	—	—	(1,140)	—	(1,140)
Share of losses of an associate	—	22	(22)	—	22	(22)
Income tax recovery	7	(4,271)	4,278	1,246	(6,025)	7,271
Depreciation and amortization	2,535	1,345	1,190	7,467	4,056	3,411
Share-based payments expense	2,631	1,157	1,474	19,060	2,983	16,077

Adjusted EBITDA	$(22,512)	$(24,743)	$2,231	$(61,982)	$(77,998)	$16,016

Adjusted EBITDA is a non-GAAP measure that is not defined or standardized under IFRS and it is unlikely to be comparable to similar measures presented by other companies. The Company believes that Adjusted EBITDA provides additional insight regarding cash used in operating activities on an on-going basis. It also reflects how management analyzes performance and compares that performance against other companies. In addition, we believe that Adjusted EBITDA is a useful measure as some investors and analysts use EBITDA and similar measures to compare Liminal against other companies. Adjusted EBITDA adjusts Net loss for the elements presented in the table above.

The comparability of the 2019 Adjusted EBITDA figures compared to those of 2018 have been impacted by the adoption of IFRS 16. The effect of the adoption of IFRS 16 is discussed further in this MD&A under the section changes in accounting policies. Since the lease component costs of lease agreements are now captured in the statement of operations as depreciation of right-of-use assets, this is why the depreciation expense is higher in 2019, and the interest component is now captured in financing costs, the effect of IFRS 16 is to improve Adjusted EBITDA as these items are excluded from the computation. The 2018 comparative Adjusted EBITDA figures have not been changed for IFRS 16.

The increase of $16.0 million on the total Adjusted EBITDA for the nine months ended September 30, 2019 compared to the corresponding period in 2018 is mainly as a result of the increase in margin from sales of goods of $5.0 million and the reduction in R&D, excluding share-based payments expense of $12.5 million. This was partially offset by the increase in Administration, selling and marketing, excluding share-based payments expense of $4.4 million. The removal of the depreciation of right-of-use assets of $3.7 million and the interest expense on the lease liabilities of $5.5 million in the nine months ended September 30, 2019 are other factors explaining the difference, noting however that the comparison is limited as the accounting for leases is very different in each period.

The increase of $2.2 million on the total Adjusted EBITDA for the quarter ended September 30, 2019 compared to the corresponding period in 2018 is mainly due to the decrease in R&D expenses that exceeded the increase in Administration, selling and marketing cost. The removal of the depreciation of right-of-use assets of $1.3 million and the interest expense on the lease liabilities of $2.0 million also contributed to the improvement.

Segmented information analysis

For the nine months ended September 30, 2019 and 2018

The profit (loss) for each segment and the net loss before income taxes for the total Company for the nine months ended September 30, 2019 and 2018 are presented in the following tables.

For the nine months ended September 30, 2019	Small molecule therapeutics	Plasma-derived therapeutics	Bioseparations	Reconciliation to statement of operations	Total
External revenues	$33	$3,714	$18,423	$106	$22,276
Intersegment revenues	—	7	191	(198)	—

Total revenues	33	3,721	18,614	(92)	22,276
Cost of sales and other production expenses	—	2,140	9,190	(52)	11,278
Manufacturing and purchase cost of therapeutics used for R&D activities	54	30,596	—	(198)	30,452
R&D—Other expenses	10,357	16,916	5,229	—	32,502
Administration, selling and marketing expenses	3,376	5,912	2,378	24,887	36,553

Segment profit (loss)	$(13,754)	$(51,843)	$1,817	$(24,729)	$(88,509)
Gain on foreign exchange					(1,560)
Finance costs					12,815
Loss on extinguishments of liabilities					92,374
Change in fair value of financial instruments measured at fair value through profit or loss					(1,140)

Net loss before income taxes					$(190,998)

Other information
Depreciation and amortization	$573	$5,501	$931	$462	$7,467
Share-based payment expense	4,257	3,828	264	10,711	19,060

For the nine months ended September 30, 2018	Small molecule therapeutics	Plasma-derived therapeutics	Bioseparations	Reconciliation to statement of operations	Total
External revenues	$—	$21,148	$15,523	$106	$36,777
Intersegment revenues	—	21	319	(340)	—

Total revenues	—	21,169	15,842	(234)	36,777
Cost of sales and other production expenses	—	22,067	8,553	(200)	30,420
Manufacturing and purchase cost of therapeutics used for R&D activities	1,751	26,565	—	(146)	28,170
R&D—Other expenses	11,647	25,694	5,013	1	42,355
Administration, selling and marketing expenses	2,770	8,317	2,243	7,539	20,869

Segment profit (loss)	$(16,168)	$(61,474)	$33	$(7,428)	$(85,037)
Loss on foreign exchange					768
Finance costs					15,502
Losses on extinguishments of liabilities					1,278
Share of losses of an associate					22

Net loss before income taxes					$(102,607)

Other information
Depreciation and amortization	$350	$2,724	$727	$255	$4,056
Share-based payment expense	579	789	190	1,425	2,983

As mentioned previously, the amounts for depreciation and amortization expense during 2019 have increased for all segments since the adoption of IFRS 16 captures part of the lease cost as depreciation of right-of-use assets.

Small molecule therapeutics segment

The segment loss for small molecule therapeutics was $13.8 million during the nine months ended September 30, 2019 compared $16.2 million during the corresponding period of 2018, representing a decrease of segment loss of $2.4 million mainly due to a reduction in the purchases of therapeutics manufactured by third parties used for clinical trials and pre-clinical research, as no purchases were required so far in 2019 and a reduction in the clinical trials and pre-clinical research expenditures. The expenses incurred in 2019 have declined since prior year studies have been completed or near completion and the new phase 1 clinical study for its second small molecule anti-fibrotic compound PBI-4547, only started recently dosing patients. These decreases were partially offset by an increase in share-based payment expense of $3.7 million as a result of the various changes made to the long-term equity incentive plans discussed previously.

Plasma-derived therapeutic segment

The revenues for the Plasma-derived therapeutics segment are usually generated from the sales of specialty plasma to third parties. However, in 2018 and to a much smaller extent in 2019, revenues have also been generated from the sale of excess normal source plasma to third parties as a result of the change in production forecasts due to the delay of the BLA approval for RyplazimTM. Revenues were $3.7 million in the nine months ended September 30, 2019 compared to $21.1 million in the comparative period of 2018, representing a decrease of $17.4 million mainly due to $19.3 million reduction in sales of normal source plasma in 2019, offset by an increase of $2.5 million in sales of specialty plasma products. The normal source plasma was sold at a value slightly above its carrying amount while the other specialty plasma products generate higher margins. Other production costs that are not capitalizable into inventories and also included in the Cost of sales and other production expenses line were higher in 2018.

The manufacturing cost of plasma-derived therapeutics to be used in clinical trials and for the development of our production processes was higher during the nine months ended September 30, 2019 at $30.6 million compared to $26.6 million during the corresponding period of 2018, representing an increase of $4.0 million. The increase is mainly due to the expensing of additional inventories that are now expected to be used to supply clinical trial patients until commercially approved product is available and for engineering runs at the Winnipeg CMO, an increase in employee salaries due to an increase in headcount and an increase in share-based payments expense. This was partially offset by lower rental costs included in R&D due to the impact of the adoption of IFRS 16.

Other R&D expenses were $16.9 million during the nine months ended September 30, 2019 compared to $25.7 million during the corresponding period of 2018, representing a decrease of $8.8 million. The decrease is mainly due to the reduction in the spending on clinical trials, pre-clinical research and the validation of analytical assays and in-process controls in the manufacturing of RyplazimTM of $6.3 million over the comparative period. This reflects the completion of the IVIG primary immunodeficiencies phase 3 clinical trial and the postponement of work on the development of new proteins. Wages and other payroll benefits expenses decreased by $3.1 million mainly due to a reduction in headcount. These reductions are also reflective of the segment’s focus on RyplazimTM, whereas several proteins were being developed in the past. These decreases were partially offset by an increase in the share-based payment expenses recognized in Other R&D expenses of $2.5 million.

Administration, selling and marketing expenses decreased by $2.4 million mainly due to a reduction of spending related to the preparation of the commercial launch in the current period compared to the same period in 2018. Also, the administrative support that the segment receives from the head office decreased in the nine months ended September 30, 2019 as the segment focused almost solely on the refiling of the BLA.

The segment loss for the nine months ended September 30, 2019 was $51.9 million compared to $61.5 million for the corresponding period of 2018, representing a decrease of $9.6 million. This decrease was mainly driven by the overall reduction of R&D expenses and Administration, selling and marketing expenses.

Bioseparations segment

The revenues for the Bioseparations segment are generated mainly from sales of goods and the provision of resin development services to external customers and to the Plasma-derived therapeutics segment. Revenues for the segment increased by $2.8 million for the nine months ended September 30, 2019 compared to the corresponding period of 2018 as external revenues increased. The contribution of those sales increased by $2.1 million in the current period compared to the corresponding period in 2018.

Due to the increase in sales, the Bioseparations segment generated a profit of $1.8 million in the nine months ended September 30, 2019 compared to breaking-even during the nine months ended September 30, 2018.

For the quarters ended September 30, 2019

The loss for each segment and the net loss before income taxes for the total Company for the quarters ended September 30, 2019 and 2018 are presented in the following tables:

For the quarter ended September 30, 2019	Small molecule therapeutics	Plasma-derived therapeutics	Bioseparations	Reconciliation to statement of operations	Total
External revenues	$—	$791	$4,464	$36	$5,291

Total revenues	—	791	4,464	36	5,291
Cost of sales and other production expenses	—	477	2,574	(6)	3,045
Manufacturing and purchase cost of therapeutics used for R&D activities	34	9,474	—	(37)	9,471
R&D—Other expenses	3,799	4,809	1,526	—	10,134
Administration, selling and marketing expenses	1,153	1,902	728	6,536	10,319

Segment loss	$(4,986)	$(15,871)	$(364)	$(6,457)	$(27,678)
Loss on foreign exchange					116
Finance costs					1,906

Net loss before income taxes					$(29,700)

Other information
Depreciation and amortization	$210	$1,878	$289	$158	$2,535
Share-based payment expense	470	358	25	1,778	2,631

For the quarter ended September 30, 2018	Small molecule therapeutics	Plasma-derived therapeutics	Bioseparations	Reconciliation to statement of operations	Total
External revenues	$—	$6,187	$6,107	$36	$12,330
Intersegment revenues	—	7	—	(7)	—

Total revenues	—	6,194	6,107	29	12,330
Cost of sales and other production expenses	—	5,536	3,758	(46)	9,248
Manufacturing and purchase cost of therapeutics used for R&D activities	—	10,273	—	(22)	10,251
R&D—Other expenses	4,166	8,071	1,616	1	13,854
Administration, selling and marketing expenses	958	2,598	741	1,925	6,222

Segment loss	$(5,124)	$(20,284)	$(8)	$(1,829)	$(27,245)
Gain on foreign exchange					(1,301)
Finance costs					5,927
Losses on extinguishments of liabilities					1,278
Share of losses of an associate					22

Net loss before income taxes					$(33,171)

Other information
Depreciation and amortization	$93	$932	$232	$88	$1,345
Share-based payment expense	254	293	66	544	1,157

Small molecule therapeutics segment

The segment loss for Small molecule therapeutics of $5.0 million for quarter ended September 30, 2019 remained consistent compared to the corresponding period in 2018. The decrease in pre-clinical and clinical studies expenditures was partially offset by a slight decrease in R&D tax credit and an increase in administration expense.

Plasma-derived therapeutic segment

Sales of normal source and specialty plasma to third parties made up the Plasma-derived therapeutics segment revenues in the quarters ended September 30, 2019 and 2018. Revenues from the segment were lower by $5.4 million during the quarter ended September 30, 2019 compared to the corresponding period of 2018 mainly due to a reduction in sales of excess normal source plasma of $5.6 million. The decrease in sales did not impact the segment profitability significantly during the quarter ended September 30, 2019, as the margins on such sales are low.

The segment loss decreased by $4.4 million for the quarter ended September 30, 2019 compared to the corresponding period in 2018, mainly due to $3.3 million reduction in the Other R&D expenses as a result of the winding down of clinical activity for the IVIG clinical trial for the pediatric cohort, with dosing of patients completed since the beginning of 2019 and data analysis completed during the third quarter, and due to a reduction in employee compensation costs. Manufacturing cost for the therapeutics used for R&D activities decreased by $0.8 million mainly due to the timing of expensing of inventories. All manufacturing for the quarter ended September 30, 2019 or 2018 were for non-commercial purposes and therefore any cost expensed was classified under Manufacturing and purchase cost of therapeutics used for R&D activities. Contributing to the general decline in expenses was the impact of the adoption of IFRS 16, where the financing component of leases are included in financing costs in 2019 and are no longer included in the measurement of the segment’s results.

Administration, selling and marketing expenses declined by $0.7 million during the quarter ended September 30, 2019 compared to the corresponding period in 2018 mainly reflecting the reduction in administrative support the segment receives from the head office and reduced marketing expenses.

Bioseparations segment

Revenues for the segment decreased by $1.6 million for the quarter ended September 30, 2019 compared to the corresponding period of 2018 due to a decrease in revenue from sales of goods to external customers. The contribution of those sales decreased by $0.5 million in the current period compared to the corresponding period in 2018, resulting in a segment loss of $0.4 million during the quarter ended September 30, 2019 compared to a break even for the during the corresponding period in 2018.

Cash flow analysis

The consolidated statements of cash flows for the nine months ended September 30, 2019 and the comparative period in 2018 are presented below.

	Nine months ended September 30,
	2019	2018	Change
Cash flows used in operating activities	$(63,935)	$(56,992)	$(6,943)
Cash flows from financing activities	120,844	59,727	61,117
Cash flows used in investing activities	(3,656)	(4,731)	1,075

Net change in Cash and cash equivalents during the year	53,253	(1,996)	55,249
Net effect of currency exchange rate on cash	(281)	183	(464)
Cash and cash equivalents, beginning of the period	7,389	23,166	(15,777)

Cash and cash equivalents, end of the period	$60,361	$21,353	$39,008

Cash flows used in operating activities increased by $6.9 million during the nine months ended September 30, 2019 compared to the same period in 2018. The cash flow used in operating activities before change in non-working capital decreased by $11.2 million while the change in non-cash working capital spending increased by $18.2 million. The increase is mainly due to a significant increase in payments to suppliers as the Company caught up on its payments of past due invoices following the receipt of funding during the quarter ended June 30, 2019. This was partially offset by lower operating expenses and by the fact that under IFRS 16, the cash disbursements pertaining to leases are now part of cash flows from financing activities.

Cash flows from financing activities increased by $61.1 million during the nine months ended September 30, 2019 compared to the same period in 2018 mainly due to the equity financings on April 23, 2019 that raised gross proceeds of $75.0 million and the Rights Offering that raised $39.4 million in June 2019. This increase was partially offset by the decrease in proceeds from debt and warrant issuances on the credit facility during the nine months ended September 30, 2019 by $46.0 million compared to the same period in 2018. An additional offset is the fact that all lease payments, interest and principal, are now included as part of cash flows from financing activities whereas in 2018, only payments on leases classified as finance leases under the previous standard, which is a small portion the Company’s leases, were presented under this caption, increasing the disbursements by $6.9 million.

Cash flows used in investing activities remained low and stable when comparing both periods as the Company was limiting its investments in capital and intangible assets.

Subsequent event

On November 4, 2019, the Company announced the signing of a binding share purchase agreement whereby it would sell its bioseparation operations to a third party for proceeds of up to GBP 32.0 million upon closing of the transaction with subsequent contingent consideration payments depending on revenue milestones. This transaction is expected to close during the fourth quarter of 2019. The bioseparations segment includes three subsidiaries and upon conclusion of this transaction, the Company would sell the two most important subsidiaries. The Company expects to record a gain on the sale of those two subsidiaries. The sale of these subsidiaries represents all of the revenues from the Bioseparations segment as presented in the segmented information analysis section of the MD&A. Following the closing of the share purchase agreement, the Company no longer expects to generate any revenues from this segment. The Company is currently assessing the other impacts of this transaction on its financial statements.

On November 11, 2019, the Company and SALP amended the April 23, 2019 loan agreement to include a non-revolving line of credit (“LOC”) with a limit of up to $75.0 million, bearing a stated interest of 10%, payable quarterly, and maturing on April 23, 2024. The LOC limit available to draw upon will be automatically reduced by the amounts of net proceeds generated, upon the occurrence of all or any of the following transactions; the expected sale of the bioseparations operations, a licensing transaction for its product Ryplazim™ or equity raises. The Company’s ability to draw on the LOC expires May 11, 2021.

Liquidity and contractual obligations

At September 30, 2019, the Company had a positive working capital position of $55.9 million. The working capital position is expected to increase subsequent to September 30, 2019, following the closing of the sale of the bioseparations operations and this would provide, in management’s best estimate, a cash runway sufficient to fund its operating activities and meet its contractual obligations for a period exceeding 12 months. The working capital position gives the Company the latitude to continue maintaining its operating activities at a low spending level while taking steps to further transition the Company to its new focus on the small molecule segment. As part of this process, the Company is pursuing a number of financing initiatives to extend its cash runway to a point where it will be able to undertake additional research projects to further develop its small molecule portfolio.

Potential sources of funding include the key ones identified below:

•

The Company is in ongoing discussions with potential licensees for its drug pipeline. Any such discussions may lead to the conclusion of a licensing transaction which could generate a combination of licensing, milestone and royalty revenues;

•	The monetization of non-core assets; and

•

The Company is currently planning and taking steps to prepare itself for a NASDAQ listing that would be completed within the earliest timeline possible. Assuming favorable market conditions, financing from this exchange could occur.

On November 11, 2019, the Company and SALP amended the April 23, 2019 loan agreement to include a non-revolving line of credit (“LOC”) with a limit of up to $75.0 million, bearing a stated interest of 10%, payable quarterly, and maturing on April 23, 2024. The LOC limit available to draw upon will be automatically reduced by the amounts of net proceeds generated, upon the occurrence of all or any of the following transactions; the expected sale of the bioseparations operations, a licensing transaction for its product Ryplazim™ or equity raises. The Company’s ability to draw on the LOC expires May 11, 2021.

The Company expects the availability of funds on demand from the LOC provided by our majority shareholder to allow the Company to facilitate the achievement of NASDAQ’s listing criteria and provide the Company with greater flexibility for the execution of the Company’s key priorities in order to maximize returns thereon for all of its stakeholders.

Despite the improved liquidity situation of the Company since April 2019, Liminal is an R&D stage enterprise and until the Company can generate a sufficient amount of product revenue to finance its cash requirements, management expects, as required, to finance future cash needs primarily through a combination of public or private equity offerings, debt financings, strategic collaborations, business and asset divestitures, and grant funding.

Financial obligations

The timing and expected contractual outflows required to settle the financial obligations of the Company recognized in the consolidated statement of financial position at September 30, 2019 are presented in the table below:

		Contractual Cash flows
	Carrying amount	Payable within 1 year	2 - 4 years	5 years	Later than 5 years	Total
Accounts payable and accrued liabilities	$19,936	$19,936	$—	$—	$—	$19,936
Long-term portion of royalty payment obligations	3,068	—	3,389	26	265	3,680
Lease liabilities	42,932	9,820	26,548	7,593	45,896	89,857
Long-term portion of other employee benefit liabilities	286	—	286	—	—	286
Long-term debt	8,613	1,341	3,025	10,569	—	14,935

	$74,835	$31,097	$33,248	$18,188	$46,161	$128,694

Commitments

The Company’s commitments have remained essentially unchanged from those disclosed in the MD&A for the year ended December 31, 2018. The minimum lease payments under lease agreements are now included on the statement of financial position under lease liabilities following the adoption of IFRS 16. As of December 31, 2018, the Company had $75.0 million of lease commitments compared to contractual cash flows of $89.9 million relating to lease liabilities included in the financial obligations as at September 30, 2019 following the adoption of IFRS 16. The increase is mainly due to the inclusion of lease payments beyond minimum commitments when the Company believes it is reasonably certain it will exercise its options to extend the lease period for certain leases even though it has not yet exercised the renewal option.

Summary of quarterly results

The following table presents selected quarterly financial information for the last eight quarters:

		Net loss attributable to the owners of the parent
Quarter ended	Revenues	Total	Per share basic & diluted
September 30, 2019	$5,291	$(29,602)	$(1.27)
June 30, 2019	8,752	(133,617)	(8.12)
March 31, 2019	8,233	(28,136)	(33.26)
December 31, 2018	10,597	(102,953)	(124.04)
September 30, 2018	12,330	(28,472)	(34.30)
June 30, 2018	20,155	(32,270)	(38.97)
March 31, 2018	4,292	(31,671)	(38.44)
December 31, 2017	6,596	(38,279)	(46.57)

Revenues during the quarter ended December 31, 2017 were $6.6 million, of which the majority was driven by product sales and service revenues from the Bioseparation segment. Research and development and administration, selling and marketing expense were $28.2 million and $8.8 million respectively. The $5.0 million increase in R&D costs compared to the previous quarter is mainly due to higher expense relating to cost of therapeutics for clinical trials, an increase in the external cost incurred in running the trials and higher salary and benefit expenses. Administration, selling and marketing expenses were slightly higher by $1.1 million principally due to higher salary and benefit expenses. During the quarter, the Company recognized a bad debt expense of $20.5 million, effectively offsetting the milestone and licensing revenues earned during the previous quarter.

Revenues were $4.3 million during the quarter ended March 31, 2018 of which $3.8 million came from product sales. Cost of sales and other production expenses were high reflecting lower margins on the products sold during the period and an inventory write-off on a portion of the plasma held in inventory to net realisable value in advance of a sales transaction to take place during the following quarter but for which the selling price had been settled in advance. R&D expenses at $22.4 million were lower by $5.8 million and Administration, selling and marketing expenses also declined by $1.1 million compared to the previous quarter. Financing cost increased to $4.2 million reflecting the higher debt level and the higher borrowing cost of the Credit Facility.

Revenues during the quarter ended June 30, 2018 were $20.2 million, of which the majority was driven by a $14.0 million sale of excess plasma inventory. Sales of product from the Bioseparations segment made up most of the remaining revenues reflecting strong sales for that segment. Cost of sales and other production expenses were $16.4 million, R&D expenses at $24.0 million increased slightly over the previous quarter while Administration, selling and marketing expense decreased slightly to $6.9 million. Financing cost increased to $6.3 million reflecting the continuous increase in the debt level and the higher borrowing cost of the Credit Facility.

Revenues during the quarter ended September 30, 2018 were $12.3 million, which were equally driven by sales from Plasma-derived therapeutics and Bioseparations segments. Sales from the Plasma-derived segment included excess normal source plasma inventory in the amount of $5.7 million. Cost of sales and other production expenses were $9.2 million. R&D expenses at $24.1 million were similar to the previous quarter while Administration, selling and marketing expenses decreased slightly to $6.2 million. Financing cost at $5.9 million, continued to increase reflecting the higher debt level as the Company continued to draw on the Credit Facility.

Revenues during the quarter ended December 31, 2018 were $10.6 million, which was driven by strong sales from the Bioseparations segment and another sale of excess normal source plasma inventory of $3.1 million in Plasma-derived therapeutics segment. Cost of sales and other production expenses were $7.6 million. R&D expenses decreased slightly to $21.1 million while Administration, selling and marketing expenses increased to $8.8 million, impacted by severance expenses. Financing cost increased to $6.6 million reflecting the higher debt level and the higher borrowing cost of the

Credit Facility. During the quarter, a gain on extinguishment of liabilities of $34.9 million was recorded as a result of the modifications to the Company’s long-term debt, namely the extension of the maturity date. Impairments, mainly pertaining to IVIG assets totalling $150.0 million were recognized following changes to the strategic plans which will delay the commercialisation of IVIG significantly.

Revenues were $8.2 million during the quarter ended March 31, 2019, of which $7.8 million came from product sales, and were lower than those recorded in the previous three quarters as there was no sale of normal source plasma. R&D expenses at $19.2 million were $1.9 million lower and finance costs at $7.4 million increased slightly by $0.8 million compared to the previous quarter. Both of these expenses were affected by the adoption of IFRS 16 which caused the implicit interest component of the leases to be recorded in finance costs. Administration, selling and marketing decreased by $3.0 million from its higher level in December 2018 which included significant termination benefits. Finally, foreign exchange gains recorded during the period contributed to the reduction.

Revenues were $8.8 million during the quarter ended June 30, 2019 and were mainly generated from our Bioseparations segment. R&D expenses at $24.2 million were $5.0 higher and Administration, selling and marketing expenses at $18.6 million were $11.0 higher. Increase is mainly driven by an increase of $4.4 million of the share-based payment expenses recognized in R&D expenses and $8.9 million recognized in Administration, selling and marketing expenses over the previous quarter as the Company made various changes to its long-term equity incentive plans to ensure competitiveness of the plans. Finance cost decreased by $3.8 million as the long-term debt declined significantly on April 23, 2019 as part of the debt restructuring which resulted in a loss on extinguishment of liabilities of $92.3 million. The net loss for the quarter ended June 30, 2019 was $133.7 million which represents an increase of $104.9 million from the previous quarter. The increase was driven by the loss on extinguishment of liabilities and the increase in share-based payment expense.

Revenues were $5.3 million during the quarter ended September 30, 2019 and were mainly generated from our Bioseparations segment. R&D expenses at $19.6 million declined by $4.6 million and Administration, selling and marketing expenses at $10.3 million were $8.3 million lower than the previous quarter. These decreases are mainly driven by a decrease of $4.7 million and $7.5 million in the share-based payment expenses recognized in R&D and in Administration, selling and marketing expenses, respectively as such expenditures returned to more normalized levels following the important impact of the changes to the long-term equity incentive plans during the quarter ended June 30, 2019. Finance cost decreased by $1.7 million as the long-term debt declined significantly on April 23, 2019 as part of the debt restructuring, resulting in a full quarter of diminished interest expenses for the third quarter of 2019.

Outstanding share data

The Company is authorized to issue an unlimited number of common shares. At November 10, 2019, 23,313,164 common shares, 2,116,516 options to purchase common shares, 17,817 restricted share units and 173,012 warrants to purchase common shares were issued and outstanding.

Transactions between related parties

In February 2019, the Company ceased to have significant influence over its investment in ProThera Biologics, Inc. (“ProThera”) and as such, transactions between the two parties are no longer considered related party transactions since ProThera is no longer an associate.

SALP is a related party to the Company since November 14, 2018 and, as such, all the transactions that the Company concluded with them since that date are considered a related party transaction.

In April 2019, the Company and SALP concluded a debt restructuring agreement whereby the entirety of the principal on the Credit Facility plus a portion of the interest due, the entirety of the First and Second Original Issue Discount loans and the majority of the Third OID loan would be repaid by Liminal by the issuance of common shares, at a conversion price, rounded to the nearest two decimals, of $15.21 per common share. The agreement also included a cancellation of warrants previously held by SALP and the issuance of new warrants. Concurrently with this transaction, SALP participated in a private placement for shares of the Company for gross proceeds to the Company of $25.0 million. The details of these transactions are included in the condensed interim consolidated financial statements for the quarter and the nine months ended September 30, 2019.

In addition, during the quarter and the nine months ended September 30, 2019 the Company paid interest on the loan with its parent, SALP, in the amount of $255 and $3,287, respectively. The Company also recorded professional fee expenses, incurred by the parent and recharged to the Company, during the quarter and the nine months ended September 30, 3019 of $337. At September 30, 2019, $337 was payable to SALP by the Company.

Changes in accounting policies

The accounting policies used in the consolidated financial statements are consistent with those applied by the Company in its December 31, 2018 audited annual consolidated financial statements except for the element described below.

IFRS 16, Leases

IFRS 16 replaces IAS 17, Leases (“IAS 17”). IFRS 16 provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is less than 12 months, or the underlying asset has a low value. IFRS 16 substantially carries forward the lessor accounting in IAS 17 with the distinction between operating leases and finance leases being retained.

Effective January 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach and accordingly the information presented for 2018 has not been restated. The cumulative effect of initially applying the standard is recognized at the date of initial application. The current and long-term portions of operating and finance lease inducements and obligations presented in the statement of financial position at December 31, 2018, reflect the accounting treatment under IAS 17 and related interpretations.

The Company elected to use the transitional practical expedient allowing the standard to be applied only to contracts that were previously identified as leases under IAS 17 and IFRIC 4, Determining whether an arrangement contains a lease at the date of initial application. The Company applied the definition of a lease under IFRS 16 to contracts entered into or changed on or after January 1, 2019.

The Company also elected to record right-of-use assets for leases previously classified as operating leases under IAS-17 based on the corresponding lease liability, adjusted for prepaids or liabilities existing at the date of the transition that relate to the lease. When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average discount rate applied to the total lease liabilities recognized on transition was 18.54%. For leases that were previously classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and the lease liability at the date of adoption was established as the carrying amount of the lease asset classified in capital assets and the finance lease obligation at December 31, 2018. These assets and liabilities are grouped under right-of-use assets and lease liabilities as of January 1, 2019 and IFRS 16 applies to these leases as of that date.

In addition, the Company elected to apply the practical expedient to account for leases for which the lease term ends within 12 months of the date of initial application as short-term leases for which it is not required to recognize a right-of-use asset and a corresponding lease liability. The Company also elected to not apply IFRS 16 when the underlying asset in a lease is of low value.

The Company has elected, for the class of assets related to the lease of building space, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

The table below shows which line items of the consolidated statement of financial position were affected by the adoption of IFRS 16 and the impact. There was no net impact on the deficit.

	As reported as at December 31, 2018	Adjustments for the transition to IFRS 16	Balance as at January 1, 2019
Assets
Prepaids	$1,452	$(84)	$1,368
Capital assets	41,113	(1,043)	40,070
Right-of-use assets	—	39,149	39,149
Liabilities
Accounts payable and accrued liabilities	$31,855	$(2,499)	$29,356
Current portion of lease liabilities	—	8,575	8,575
Long-term portion of lease liabilities	—	34,126	34,126
Long-term portion of operating and finance lease inducements and obligations	1,850	(1,850)	—
Other long- term liabilities	5,695	(330)	5,365

Prior to adopting IFRS 16, total minimum operating lease commitments as at December 31, 2018 were $75.0 million. The decrease between the total of the minimum lease payments set out in Note 29 of the audited annual consolidated financial statements for the year ended December 31, 2018 and the total lease liabilities recognized on adoption of $42.7 million was principally due to the effect of discounting on the minimum lease payments. The amount also decreased slightly due to the fact that certain costs that are contractually committed under lease contracts, but which do not qualify to be accounted for as a lease liability, such as variable lease payments not tied to an index or rate, were previously included in our lease commitment table whereas they are not included in the calculation of the lease liabilities. These impacts were partially offset by the inclusion of lease payments beyond minimum commitments relating to reasonably certain renewal periods that had not yet been exercised as at December 31, 2018 which effect is to increase the liability. Right-of-use assets at transition have been measured at an amount equal to the corresponding lease liabilities, adjusted for any prepaid or accrued rent relating to that lease.

The consolidated statement of operations was impacted as the recording of depreciation of the right-of-use assets continues to be recorded in the same financial statement line items as it was previously while the implicit financing component of leasing agreements is now recorded under finance costs. The impact is not simply in the form of a reclass but also in terms of measurement, which are very much affected by the discount rates used and whether the Company has included renewal periods when calculating the lease liability.

The consolidated cash flow statement was also impacted since the cash flows attributable to the lease component of the lease agreements are now shown as payments of principal and interest on lease liabilities which are now part of cash flows from financing activities.

Management is not able to quantify these differences since it did not restate the 2018 consolidated financial statements and therefore does not have the comparative data.

With the adoption of IFRS 16, the Company has adopted new accounting policies for the accounting of leases, including policies regarding the right-of-use assets, lease liabilities, short-term leases and low value leases. Details are provided in note 2 of the condensed interim consolidated financial statements for the quarter and the nine months ended September 30, 2019.

IFRIC 23, Uncertainty over income tax treatments (“IFRIC 23”)

IFRIC 23 clarifies how the recognition and measurement requirements of IAS 12 – Income Taxes are applied where there is uncertainty over income tax treatments. The Interpretation is effective for annual periods beginning on or after January 1, 2019 and was adopted by the Company on that date. The Company assessed the impact of this Interpretation and concluded that it had no impact on the amounts recorded in its consolidated statements of financial position on the date of adoption.

New standards and interpretations not yet adopted

There are no new standards not yet adopted by the Company that are pertinent to its operations.

Significant judgments and critical accounting estimates

The preparation of the interim consolidated financial statements requires the use of judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures. The uncertainty that is often inherent in estimates and assumptions could result in material adjustments to assets or liabilities affected in future periods. As a result of the application of IFRS 16 and IFRIC 23, the Company has modified its disclosure on significant judgments and estimates. The other significant accounting judgments and critical accounting estimates applied by the Company, disclosed in the consolidated financial statements for the year ended December 31, 2018, remain unchanged.

Leases - The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain that this option will not be exercised.

The Company has the option, under some of its leases to lease the assets for additional terms of up to fifteen years. Judgement is applied in evaluating whether it is reasonably certain to exercise the option to renew. That is, all relevant factors that create an economic incentive for it to exercise the renewal are considered. After the commencement date, the lease term is reassessed if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew.

The renewal period is included as part of the lease term for a manufacturing plant lease which it estimates it is reasonably certain to exercise due to the importance of this asset to its operations, the limited availability on the market of a similar asset with similar rental terms and the related cost of moving the production equipment to another facility.

Uncertainty over income tax treatments

R&D tax credits for the current period and prior periods are measured based on its best estimate and judgment at the amount the Company expects to receive from the tax authorities as at the reporting date, either in the form of income tax refunds or refundable grants. However, there are uncertainties as to the interpretation of the tax legislation and regulations, in particular regarding what constitutes eligible R&D activities and expenditures, as well as the amount and timing of recovery of these tax credits. In order to determine whether the expenses incurred are eligible for R&D tax credits, the Company must use judgment and may resort to complex techniques, which makes the recovery of tax credits uncertain. As a result, there may be a significant difference between the estimated timing and amount recognized in the consolidated financial statements in respect of tax credits receivable and the actual amount of tax credits received as a result of the tax administrations’ review of matters that were subject to interpretation. The amounts recognized in the consolidated financial statements are based on the best estimates of the Company and in its best possible judgment, as noted above.

Financial instruments

Use of financial instruments

The financial instruments that are used by the Company result from its operating and investing activities, namely in the form of accounts receivables and payables, and from its financing activities resulting usually in the issuance of long-term debt. The Company does not use financial instruments for speculative purposes and has not issued or acquired derivative financial instruments for hedging purposes.

Impact of financial instruments in the consolidated statements of operations

The following line items in the consolidated statement of operations for the quarter and the nine months ended September 30, 2019 include income, expense, gains and losses relating to financial instruments:

•	loss on extinguishments of liabilities

•	change in fair value of financial instruments measured at fair value through profit or loss

•	finance costs; and

•	foreign exchange gains and losses.

Financial risk management

The Company has exposure to credit risk, liquidity risk and market risk. The Company’s Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company’s policies on an ongoing basis to ensure that these risks are appropriately managed. The management of the financial risks are the same as those described in the December 31, 2018 MD&A.

Risk factors

For a detailed discussion of risk factors which could impact the Company’s results of operations and financial position, other than those risks pertaining to the financial instruments, please refer to the Company’s Annual Information Form filed on www.sedar.com

Disclosure controls and procedures and internal controls over financial reporting

No changes were made to the Company’s internal controls over financial reporting during the nine months ended September 30, 2019 that have materially affected or are reasonably likely to materially affect the internal controls over financial reporting.